UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: July 9, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES US$50 MILLION SHARE REPURCHASE PROGRAM

SHANGHAI, CHINA — July 8, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced that its board of directors has approved a share repurchase program, effective immediately, which authorizes the Company to repurchase up to US$50 million worth of its issued and outstanding American Depositary Shares (“ADSs”) over the course of one year.

In addition to the Company’s share repurchase program, three executive directors, Ms. Jingbo Wang, Mr. Zhe Yin, and Ms. Chia-Yue Chang, all intend to purchase Noah’s ADSs on the open market.

The repurchases will be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of the ADSs, the nature of other investment opportunities presented to the Company, the Company’s cash flows and expected cash flows, general economic conditions and other factors. The Company and executive directors may effect buyback transactions pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

“Management is very confident in the Company’s direction and long-term value. We continue to see strong momentum in our current businesses and are committed to delivering on our strategic plans. We note the recent volatility in the stock market, both in China and in the United States, with respect to China-related companies. Our focus has always been in assisting our clients with long-term asset allocation, and we believe that these short-term market fluctuations have limited impact on our core businesses and services. This share repurchase program reflects our confidence in the future prospects of our Company,” said Ms. Jingbo Wang, Noah’s co-founder, Chairman and CEO.

Noah’s management will host an English language conference call on Thursday, July 9, 2015 at 8:00 p.m. U.S. Eastern Time/Friday, July 10, 2015 at 8:00 a.m. Beijing/Hong Kong Time, to answer questions from investors regarding this share repurchase program, recent market volatility as well as the Company’s overall strategic plans. The conference call may be accessed by calling:

• United States	1-855-298-3404
• China	4001-200-539
• Hong Kong	+852-5808-3202
• International	+1-631-5142-526

Access Code	5377990

A telephone replay of the English language call will be available from one hour after the call until July 17, 2015 at 1-866-846-0868 (United States) or +61-2-9641-7900 (International). The replay access code is 5377990.

Noah’s management will also host a Chinese language conference call on Friday, July 10, 2015 at 9:30 a.m. Beijing/Hong Kong Time to answer questions from investors. The conference call may be accessed by calling:

• United States	+1-408-9169170
• China	010-95057
• Hong Kong	3005-1399
• International	+86-10-5851-2020

Access Code	55114678

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. From its founding to March 31, 2015, Noah distributed over US$33.0 billion of wealth management products. As of March 31, 2015, Noah had assets under management of US$9.4 billion.

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also manages private equity funds, real estate funds, hedge funds, and other assets through Gopher Asset Management. In addition, in the second quarter of 2014, the Company launched a proprietary internet finance platform to provide financial products and services to white-collar professionals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 834 relationship managers across 112 branches and sub-branches in 64 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 74,895 registered clients as of March 31, 2015.

Noah has won numerous awards, including Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, Forbes’ Best Potential Business in China award in 2015, Deloitte’s Technology Fast 500 Asia Pacific award in 2013, and STCN’s Best Third Party Wealth Management Company award in 2014.

For more information please visit Noah at www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the proposed implementation of the share repurchase program and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Noah Holdings Limited

Luyao Ye

Tel: +86 21-3860-2308

ir@noahwm.com

END OF PRESS RELEASE